UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________________
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
 _______________________
E2OPEN, INC.

 (Name of Subject Company (Issuer))
_______________________

EAGLE ACQUISITION SUB, CORP.
 (Names of Filing Persons (Offeror))
EAGLE PARENT HOLDINGS, LLC
 (Names of Filing Persons (Parent of Offeror))
INSIGHT VENTURE PARTNERS IX, L.P.
INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.
INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.
 (Names of Filing Persons (Others))
_______________________

Common Stock, par value $0.001 per share
(Title of Class of Securities)
_______________________

29788A104
(CUSIP Number of Class of Securities)
_______________________
Eagle Acquisition Sub, Corp.
Eagle Parent Holdings, LLC
 c/o Blair Flicker
Insight Venture Management, LLC
 1114 Avenue of the Americas
36th Floor
New York, NY 10036
(212) 230-9200

Copy to:

Gordon R. Caplan
 Morgan D. Elwyn
Willkie Farr & Gallagher LLP
787 Seventh Avenue
 New York, New York 10019
(212) 728-8000
 (Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
Not applicable(1)	Not applicable(1)

(1)  In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: None	Filing Party: Not applicable
	Form or Registration No.: Not applicable	Date Filed: Not applicable

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Eagle Acquisition Sub, Corp., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), to purchase all of the shares of common stock, par value $0.001 per share, of E2open, Inc., a Delaware corporation (“E2open”), that are issued and outstanding at a price of $8.60 per share in cash, without interest, pursuant to an Agreement and Plan of Merger, dated as of February 4, 2015, by and among Acquisition Sub, Parent and E2open.

Notice to Investors

The tender offer for the outstanding shares of E2open described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of E2open pursuant to the tender offer by Acquisition Sub or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Parent and Acquisition Sub. In addition, E2open will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. E2open’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. E2open’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.

Exhibit Index
99.1	Press release of E2open, Inc., issued on February 5, 2015.